January 30, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	LKCM Funds

Registration Statement on Form N-14

Dear Sir or Madam:

On behalf of LKCM Funds (the “Trust”), transmitted herewith for filing is a registration statement for the Trust on Form N-14 (the “Registration Statement”). The Registration Statement includes a Letter to Shareholders, Notice of Special Meeting of Shareholders of Armstrong Associates, Inc. (the “Acquired Fund”), Questions and Answers, Combined Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”), Statement of Additional Information and Form of Proxy for the special meeting of shareholders of the Acquired Fund (the “Special Meeting”). The Special Meeting is being held to request shareholder approval of the reorganization of the Acquired Fund’s shares into the Institutional Class shares (the “Shares”) of the LKCM Equity Fund (the “Acquiring Fund”), a series of the Trust. At their meeting on November 14, 2012, the Trustees of the Trust approved the reorganization of the Acquired Fund into the Acquiring Fund.

In connection with the reorganization, (1) the Acquired Fund’s assets will be transferred to the Acquiring Fund in exchange solely for the Acquiring Fund’s assumption of the Acquired Fund’s liabilities and the issuance to the Acquired Fund of Shares; (2) the Shares will be distributed pro rata to the Acquired Fund’s shareholders in exchange for their shares of common stock in the Acquired Fund and in liquidation thereof; and (3) the Acquired Fund will be dissolved.

Pursuant to Rule 488 under the Securities Act of 1933, as amended, this Registration Statement will become effective on the 30th day after the date of this letter.

This transmission contains a conformed signature page. The manually signed original of this document is maintained at the offices of the Trust.

Securities and Exchange Commission

January 30, 2013

If you have any questions or comments concerning the foregoing, please call me at (202) 778-9015.

Very truly yours,

/s/ Kathy K. Ingber

Kathy K. Ingber

Attachments

cc:	Jacob D. Smith

    Luther King Capital Management